PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number: 2731	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

7,130,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return NotesSM

Linked to the Gold Spot Price

due July 9, 2008

(the “Notes”)

$10 original public offering price per unit

The Notes:

•

The Notes are designed for investors who are seeking exposure to the Gold Spot Price, who anticipate that the level of the Gold Spot Price will increase from the starting value of the Gold Spot Price on the pricing date to the ending value of the Gold Spot Price determined on the valuation dates shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that may be less than the principal amount of their Notes and that will not be more than the limit described in this pricing supplement.

•	There will be no payments on the Notes prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•	There is no principal protection on these Notes and therefore you will not receive a minimum fixed amount on the Notes at maturity and your return on the Notes is capped.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.: 59022W109.

•	The settlement date for the Notes is expected to be May 9, 2007.

Payment on the maturity date:

•

The amount you receive on the maturity date will be based upon the direction of and percentage change in the level of the Gold Spot Price from the starting value of the Gold Spot Price on the pricing date to the ending value of the Gold Spot Price determined on the valuation dates shortly before the maturity date of the Notes. If the level of the Gold Spot Price:

•

has increased, on the maturity date you will receive a payment per unit equal to $10.00 plus an amount equal to $10.00 multiplied by triple the percentage increase of the Gold Spot Price, up to a maximum total payment of $11.40 per unit, as described in this pricing supplement.

•

has decreased or is unchanged, on the maturity date you will receive a payment per unit based upon any percentage decrease and, as a result, you may receive less, and possibly significantly less, than the $10.00 original public offering price per unit.

•	The actual maximum payment on the Notes will be determined on the pricing date and set forth in the final pricing supplement made available in connection with sales of the Notes.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-7 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price (1)	$10.00	$71,300,000
Underwriting discount (1)	$.20	$1,426,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$69,874,000

(1)	The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is May 3, 2007.

Pricing Supplement

Page
SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
DESCRIPTION OF THE NOTES	PS-11
THE GOLD SPOT PRICE AND THE LONDON GOLD P.M. FIXING	PS-15
UNITED STATES FEDERAL INCOME TAXATION	PS-17
ERISA CONSIDERATIONS	PS-20
USE OF PROCEEDS AND HEDGING	PS-21
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-21
EXPERTS	PS-21
INDEX OF CERTAIN DEFINED TERMS	PS-22

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)
RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)
Merrill Lynch & Co., Inc	S-3
Use of Proceeds	S-3
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	S-4
The Securities	S-4
Description of Debt Securities	S-5
Description of Debt Warrants	S-16
Description of Currency Warrants	S-18
Description of Index Warrants	S-20
Description of Preferred Stock	S-25
Description of Depositary Shares	S-32
Description of Preferred Stock Warrants	S-36
Description of Common Stock	S-38
Description of Common Stock Warrants	S-42
Plan of Distribution	S-44
Where You Can Find More Information	S-45
Incorporation of Information We File With the SEC	S-46
Experts	S-46

Prospectus
Where You Can Find More Information	2
Incorporation of Information We File With the SEC	2
Experts	2

SUMMARY INFORMATION—Q&A

                This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Accelerated Return NotesSM Linked to the Gold Spot Price due July 9, 2008 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Gold Spot Price and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

                References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

                The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on July 9, 2008. We cannot redeem the Notes prior to the maturity date and we will not make any payments on the Notes until the maturity date.

                Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

                Yes, an investment in the Notes is subject to risks, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who determines the Gold Spot Price and what does the Gold Spot Price reflect?

                The “Gold Spot Price” is a benchmark price used in markets where gold is sold for cash and delivered immediately and is used in the determination of the Redemption Amount, as described below.

                The London Gold P.M. Fixing is an internationally published benchmark for gold. The “London Gold P.M. Fixing” is the Gold Spot Price in United States dollars at approximately 3:00 p.m. London time, determined by five members of the London Bullion Market Association (the “LBMA”), as described more fully in the section entitled “The Gold Spot Price and the London Gold P.M. Fixing” in this pricing supplement.

                Please note that an investment in the Notes does not entitle you to any ownership interest, either directly or indirectly, in gold or in gold transactions traded on the London bullion market.

                The Notes are not sponsored, endorsed, sold or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement or prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted to cash. The LBMA has no obligation in connection with the administration, marketing or trading of the Notes.

How has the Gold Spot Price performed historically?

                We have included a table and a graph showing the historical month-end London Gold P.M. Fixings as published from January 2002 to April 2007. We have provided this historical information to help you evaluate the behavior of the Gold Spot Price in various economic environments; however, past performance of the London Gold P.M. Fixings is not necessarily indicative of how the London Gold P.M.

Fixings or the Gold Spot Price will perform in the future.

What will I receive on the maturity date of the Notes?

                On the maturity date, you will receive a cash payment per unit, denominated in U.S. dollars, equal to the Redemption Amount.

                The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and percentage change in the level of the Gold Spot Price and will equal:

(i) If the Ending Value is greater than the Starting Value:

$10 +	($30 ×	(	Ending Value – Starting Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed $11.40 per unit (the “Capped Value”).

(ii) If the Ending Value is less than or equal to the Starting Value:

$10 ×	(	Ending Value	)
Starting Value

                The “Starting Value” equals 674.20, the Gold Spot Price in United States dollars determined at the London Gold P.M. Fixing and subsequently published by the LBMA on May 3, 2007, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

                The “Ending Value” means the average of the London Gold P.M. Fixing on five business days shortly before the maturity date of the Notes. The Calculation Agent (as defined herein) may calculate the Ending Value by reference to fewer than five or even a single day’s London Gold P.M. Fixing if, during the period shortly before the maturity date of the Notes, the London Gold P.M. Fixing is not published or otherwise available, as described in this pricing supplement.

                The opportunity to participate in the possible increases in the level of the Gold Spot Price through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which will represent a return of 14% over the $10 original public offering price per unit of the Notes. However, in the event that the level of the Gold Spot Price declines from the Starting Value to the Ending Value, the amount you receive on the maturity date will be proportionately less than the $10 original public offering price of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

                For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

                You will not receive any interest payments on the Notes, but you will instead receive the Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value and that may be less than the $10 original public offering price per unit, in exchange for the ability to participate in changes in the level of the Gold Spot Price from the Starting Value to the Ending Value.

Examples:

Set forth below are three examples of Redemption Amount calculations, including the Capped Value of $11.40.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value: 674.20

Hypothetical Ending Value: 539.36

$10 ×	(	539.36)	= $8.00
674.20

Redemption Amount (per unit) = $8.00

Example 2—The hypothetical Ending Value is 103% of the Starting Value:

Starting Value: 674.20

Hypothetical Ending Value: 694.43

$10 +	($30 +	(	694.43 – 674.20))	= $10.90
674.20

Redemption Amount (per unit) = $10.90

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value: 674.20

Hypothetical Ending Value: 809.04

$10 +	($30 ×	(	809.04 – 674.20))	= $16.00	(Redemption Amount cannot be greater than the Capped Value)
674.20

Redemption Amount (per unit) = $11.40

What about taxes?

                The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Gold Spot Price. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

                The Notes will not be listed on any securities or futures exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes if you sell them prior to the stated maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

                In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

                If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the Gold Spot Price. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 original public offering price per unit of your Notes if sold before the stated maturity date.

                In a situation where there had been no movement in the Gold Spot Price and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

                MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

                MLPF&S will also be our agent for purposes of determining, among other things, the

Starting Value and the Ending Value, and calculating the Redemption Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

                Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

                For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay to you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the direction of and percentage change in the Gold Spot Price. Because the Gold Spot Price is subject to market fluctuations, the Redemption Amount you receive may be less than the $10 original public offering price per unit of the Notes. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

You must rely on your own evaluation of the merits of an investment linked to gold

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in the price of gold. These views are sometimes communicated to clients who participate in gold or precious metal markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in gold or precious metals may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in gold or precious metal markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the gold and precious markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future gold price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Gold Spot Price. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future gold price movements constitutes a recommendation as to the merits of an investment in the Notes.

Your return is limited

The opportunity to participate in the possible increases in the Gold Spot Price through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which will represent a return of 14% over the $10 original public offering price per unit of the Notes. Even if the Ending Value is greater than the Starting Value by more than the Capped Value, you will not receive more than the Capped Value at maturity. However, in the event that the Gold Spot Price declines from the Starting Value, you will realize the entire decline. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any futures or securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time.

The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the original issue price. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the Gold Spot Price and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

There are risks associated with investing in gold or gold indexed notes

The commodity markets, including the gold markets, may be subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

The Gold Spot Price is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including, among other things the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Changes in the methodology used to calculate the London Gold P.M. Fixing or changes in laws or regulations may affect the Redemption Amount

The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the London Gold P.M. Fixing. Any such change could cause a decrease in the London Gold P.M. Fixing, and consequently, the Gold Spot Price which would adversely affect the Redemption Amount and the value of the Notes.

In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies. Any such event could adversely affect the Gold Spot Price and, correspondingly, could adversely affect the Redemption Amount and the value of the Notes.

Lack of Regulation by the CFTC

The Notes are debt securities that are direct obligations of ML&Co. The net proceeds to be received by ML&Co. from the sale of the Notes will not be used to purchase or sell gold on the London bullion market for the benefit of holders of the Notes. An investment in the Notes does not constitute either an investment in gold or in a collective investment vehicle that trades in gold. Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC as a CPO, and holders of the Notes will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the Gold Spot Price. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The Gold Spot Price is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the Gold Spot Price exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the Gold Spot Price exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the Gold Spot Price will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the volatility of the Gold Spot Price are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Gold Spot Price increases or decreases, the trading value of the Notes may be adversely affected.

Suspensions or disruptions of gold trading may adversely affect the value of the Notes. The precious metals markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the value of the Notes.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the Gold Spot Price. This difference will reflect a “time premium” due to expectations concerning the Gold Spot Price during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the Gold Spot Price from the Starting Value to the Ending Value, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the

Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the Gold Spot Price will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining the Starting Value and the Ending Value, and calculating the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and in its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the London Gold P.M. Fixing. See the section entitled “Description of the Notes—Payment on the Maturity Date” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as the trustee under such indenture. The Notes will mature on July 9, 2008. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59022W109.

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund and there is no principal protection on the Notes.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount per unit, as provided below. There will be no other payment of interest, periodic or otherwise, on the Notes prior to the maturity date.

Determination of the Redemption Amount

The “Redemption Amount” per unit, denominated in U.S. dollars, will be determined by the Calculation Agent and will equal:

(i) If the Ending Value is greater than the Starting Value:

$10 +	($30 ×	(	Ending Value – Starting Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed $11.40 per unit (the “Capped Value”).

(ii) If the Ending Value is equal to or less than the Starting Value:

$10 ×	(	Ending Value	)
Starting Value

The “Starting Value” equals 674.20, the Gold Spot Price in United States dollars determined at the London Gold P.M. Fixing and subsequently published by the LBMA on May 3, 2007, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” will be determined by the Calculation Agent and will equal the average of the London Gold P.M. Fixings determined on each of the five Calculation Days during the Calculation Period. It there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the London Gold P.M. Fixings on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the London Gold P.M. Fixing on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the Gold Spot Price at 3:00 p.m. London time as quoted by another publicly available source, selected by the Calculation Agent in its reasonable judgment, on the last scheduled Business Day in the Calculation Period, or, if such other source is not available, as determined by the Calculation Agent in its sole discretion and in good faith. If the London Gold P.M. Fixing is not available, the Calculation Agent may select an alternative source to determine the Gold Spot Price.

The “Calculation Period” means the period from and including the seventh scheduled Business Day before the maturity date to and including the second scheduled Business Day before the maturity date.

A “Calculation Day” means any Business Day during the Calculation Period on which a disruption in the market has not occurred.

A “Business Day” means any day which commercial banks are open for business in London and New York, the London bullion market is open for trading and the London Gold P.M. Fixing is determined and published.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for a Starting Value of 674.20 and a range of hypothetical Ending Values:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•

the pretax annualized rate of return in United States dollars on an investment in the spot price of gold, which includes an assumed 1-year lease rate for gold of 0.18% per annum, as more fully described below.

The table below includes the Capped Value of $11.40.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return on the spot price of gold (1)(2)
337.10	–50.00%	$5.00	–50.00%	–51.28%	–51.07%
404.52	–40.00%	$6.00	–40.00%	–39.23%	–39.02%
471.94	–30.00%	$7.00	–30.00%	–28.28%	–28.08%
539.36	–20.00%	$8.00	–20.00%	–18.19%	–18.00%
606.78	–10.00%	$9.00	–10.00%	–8.81%	–8.62%
620.26	–8.00%	$9.20	–8.00%	–7.00%	–6.82%
633.75	–6.00%	$9.40	–6.00%	–5.22%	–5.04%
647.23	–4.00%	$9.60	–4.00%	–3.46%	–3.28%
660.72	–2.00%	$9.80	–2.00%	–1.72%	–1.54%
674.20 (3)	0.00%	$10.00	0.00%	0.00%	0.18%
687.68	2.00%	$10.60	6.00%	5.04%	1.88%
701.17	4.00%	$11.20	12.00%	9.93%	3.56%
714.65	6.00%	$11.40 (4)	14.00%	11.52%	5.22%
728.14	8.00%	$11.40	14.00%	11.52%	6.87%
741.62	10.00%	$11.40	14.00%	11.52%	8.49%
809.04	20.00%	$11.40	14.00%	11.52%	16.38%
876.46	30.00%	$11.40	14.00%	11.52%	23.91%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from May 9, 2007 to July 9, 2008, a term expected to be equal to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the Gold Spot Price that equals the percentage change from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant lease rate of 0.18% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the Gold Spot Price at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is also the Starting Value, the Gold Spot Price on the Pricing Date.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $11.40.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount per unit, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE GOLD SPOT PRICE AND THE LONDON GOLD P.M. FIXING

The Gold Spot Price is a benchmark price used in the markets where gold is sold for cash and delivered immediately. The Gold Spot Price is published by Bloomberg L.P. (“Bloomberg”) under the symbol GOLDS. The London Gold P.M. Fixing is an internationally published benchmark of the Gold Spot Price in United States dollars as determined at 3:00 p.m. London time by the London Bullion Market Association (the “LBMA”) and published on Bloomberg page GLDL. The London Gold P.M. Fixing is determined by five market-making members of the LBMA. These members meet by telephone each London business day at 3:00 p.m. to determine the London Gold P.M. Fixing (afternoon fixing price). The five members are the Bank of Nova Scotia–ScotiaMocatta, Barclays Bank PLC, Deutsche Bank AG, HSBC Bank USA National Association and Société Générale.

The London bullion market is an “over-the-counter” (OTC) market, as opposed to an exchange-traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

An investment in the Notes does not entitle you to any ownership interest, either directly or indirectly, in gold or in any gold transaction traded on the London bullion market.

The Notes are not sponsored, endorsed, sold or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement or prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted to cash. The LBMA has no obligation in connection with the administration, marketing or trading of the Notes.

Historical Gold Spot Prices

Set forth below are the London Gold P.M. Fixings on the last Business Day of each month from January 2002 to April 2007. This historical data is not necessarily indicative of the future performance of the Gold Spot Price or what the value of the Notes may be. Any upward or downward trend in the historical value of the Gold Spot Price during any period set forth below is not an indication that the Gold Spot Price is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	282.30	367.50	399.75	422.15	568.75	650.50
February	296.85	347.45	395.85	435.45	556.00	664.20
March	301.40	334.85	423.70	427.50	582.00	661.75
April	308.20	336.75	388.50	435.70	644.00	677.00
May	326.60	361.40	393.25	414.45	653.00
June	318.50	346.00	395.80	437.10	613.50
July	304.65	354.75	391.40	429.00	632.50
August	312.80	375.60	407.25	433.25	623.50
September	323.70	388.00	415.65	473.25	599.25
October	316.90	386.25	425.55	470.75	603.75
November	319.05	398.35	453.40	495.65	646.70
December	347.20	416.25	435.60	513.00	632.00

The following graph sets forth the historical performance of the Gold Spot Price presented in the preceding table. This historical information is not necessarily indicative of the future performance of the Gold Spot Price.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the United States federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Gold Spot Price. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”) generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the United States federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the Gold Spot Price, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) expressed an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) expressed an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 30, 2007 (which report included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-12
Calculation Agent	PS-6
Calculation Day	PS-12
Calculation Period	PS-12
Capped Value	PS-4
Ending Value	PS-4
Gold Spot Price	PS-3
London P.M. Gold Fixing	PS-3
Notes	PS-1
Pricing Date	PS-4
Redemption Amount	PS-4
Starting Value	PS-4

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

7,130,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return NotesSM

Linked to the Gold Spot Price

due July 9, 2008

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

May 3, 2007

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.